UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 52877 / December 2, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12071

<table>
<tr><td>In the Matter of</td><td>:</td><td></td></tr>
<tr><td></td><td>:</td><td>ORDER MAKING FINDINGS</td></tr>
<tr><td>FINANTRA CAPITAL, INC.,</td><td>:</td><td>AND REVOKING REGISTRATIONS</td></tr>
<tr><td>HAYES CORP.,</td><td>:</td><td>OF SECURITIES BY DEFAULT</td></tr>
<tr><td>HOLLYWOOD TRENZ, INC., and</td><td>:</td><td></td></tr>
<tr><td>VISIONAMERICA, INC.</td><td>:</td><td></td></tr>
<tr><td></td><td>:</td><td></td></tr>
</table>

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 4, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).

The Office of the Secretary has provided this Office with evidence that the registered agents for Finantra Capital, Inc. (Finantra Capital), Hollywood Trenz, Inc. (Hollywood Trenz), and Visionamerica, Inc. (Visionamerica), received the OIP on October 24, 2005 (Order of November 10, 2005). Under the terms of the OIP, Answers were due from Finantra Capital, Hollywood Trenz, and Visionamerica within ten days after October 24, 2005. No Answers have been received.

There is evidence that the fourth Respondent named in the OIP, Hayes Corp. (Hayes), no longer has a registered agent in the State of Delaware. The Office of the Secretary has provided this Office with a photocopy of an invoice from a process serving company, dated October 26, 2005. The invoice states that a process server attempted to deliver unspecified "process" documents to Hayes in care of Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.[1] The invoice further states that the "documents were refused, company void 3/1/99."

Under 8 Del. Code § 321(b), the Delaware Secretary of State may accept service of process for Delaware corporations when a party cannot, by due diligence, serve the corporation's

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[1] The Web site of the State of Delaware, Division of Corporations, lists Corporation Trust Company as the registered agent for Hayes (official notice). The October 26, 2005, invoice did not identify the date of attempted service. Nor did it identify the documents that Corporation Trust Company refused to accept.

registered agent or other specified individuals or entities pursuant to 8 Del. Code § 321(a). As to Hayes, I deemed the Commission to have satisfied its due diligence obligation on October 26, 2005, the date of the process serving company's invoice to the Commission's Division of Enforcement (Division) (Order of November 10, 2005). The Delaware Secretary of State received the OIP on behalf of Hayes on October 6, 2005 (Declaration of Service by Adam Golden). Under the terms of the OIP, an Answer was due from Hayes within ten days after October 26, 2005. No Answer has been received.

I required Finantra Capital, Visionamerica, Hollywood Trenz, and Hayes to show cause, on or before November 29, 2005, why each should not be held in default and why the registration of each Respondent's securities should not be revoked. See 17 C.F.R. §§ 201.155(a), .220(f). No responses to the show cause Order have been received.

Pursuant to Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice, all four Respondents are in default. Accordingly, I find the following allegations in the OIP to be true.

Finantra Capital (Central Index Key 1037271) (CIK ___) is a Delaware corporation located in Plantation, Florida, with common stock registered with the Commission under Section 12(g) of the Exchange Act. Finantra Capital is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending September 30, 2000, and has a void status with the Secretary of State of Delaware. Finantra Capital reported assets of $67,455,040, liabilities of $53,127,890, and a net loss of $11,634,600 for the nine months ending September 30, 2000. Finantra Capital's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ending September 23, 2005, Finantra Capital had an average daily trading volume of 4,241 shares.

Hayes (CIK 1020319) is a Delaware corporation located in Norcross, Georgia, with common stock registered with the Commission under Section 12(g) of the Exchange Act. Hayes is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending October 3, 1998, and has a void status with the Secretary of State of Delaware. Hayes reported assets of $78,882,000, liabilities of $83,783,000, and a net loss of $38,942,000 for the nine months ending October 3, 1998. Hayes filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the District of Delaware on October 9, 1998. Hayes discontinued operations and sold off its assets in early 1999. Hayes's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ending September 23, 2005, Hayes had an average daily trading volume of 2,286 shares.

Hollywood Trenz (CIK 841447) is a Delaware corporation located in Fort Lauderdale, Florida, with common stock registered with the Commission under Section 12(g) of the Exchange Act. On September 23, 1998, the Commission obtained a permanent injunction against Hollywood Trenz in the United States District Court for the District of Columbia, enjoining it from violating Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Hollywood Trenz has violated that permanent injunction by not filing any periodic reports with the Commission since the period ending September 30, 1996. Hollywood Trenz has a void status with the Secretary of State of Delaware. It reported assets of $1,384,139, liabilities of $2,993,410, and a net loss of $4,156,406 for the nine months ending September 30, 1996.

Hollywood Trenz's common stock was traded on the over-the-counter markets as of August 26, 2005.

Visionamerica (CIK 864902) is a Delaware corporation located in Memphis, Tennessee, with common stock registered with the Commission under Section 12(g) of the Exchange Act. Visionamerica is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending June 30, 2000, and has a void status with the Secretary of State of Delaware. Visionamerica reported assets of $49,497,619, liabilities of $55,874,096, and a net loss of $5,200,253 for the six months ending June 30, 2000. Visionamerica filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the Western District of Tennessee on March 30, 2001. That proceeding was later converted to a Chapter 7 proceeding and terminated on April 5, 2002. Visionamerica's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ending September 23, 2005, Visionamerica had an average daily trading volume of 3,890 shares.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, all four Respondents failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Accordingly, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' securities that is registered pursuant to Section 12 of the Exchange Act.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the registered securities of Finantra Capital, Inc., Hayes Corp., Hollywood Trenz, Inc., and Visionamerica, Inc., is revoked.

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James T. Kelly
Administrative Law Judge